September 19, 2006

John J. Dupont
President, Chief Executive Officer and Director
Utilicraft Aerospace Industries, Inc.
554 Briscoe Boulevard
Lawrenceville, GA 30045

>   **Re: Utilicraft Aerospace Industries, Inc.**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed September 1, 2006**
>   **File No. 333-128758**

Dear Mr. Dupont:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. We note your responses to our prior comments 1 and 2 as well as your responses to our prior comments related to the distribution of Utilicraft shares to stockholders of AMUC. We disagree with your analysis that such distribution would qualify under Section 4(1) or 4(2) of the Securities Act of 1933, and in the absence of any other valid exemption, it appears that the registration requirements of Section 5 of the Securities Act applied to your offering. Please supplement your disclosure, including without limitation, appropriate risk factor disclosure, to discuss the consequences of failing to register such transaction.

Risk Factors, page 4

2. Please tell us why you have removed the risk factor disclosure regarding PacifiCorp's ability to effect a change of control by exercising warrants issued pursuant to the PacifiCorp Agreement.

Management's Discussion and Analysis or Plan of Operation, page 45

Liquidity and Future Capital Requirements, page 46

3. We refer you to your disclosure on page 47 regarding PacifiCorp' transfer of approximately 4.1 million shares. It is unclear how you can "protect [your] rights with respect to the return" of these shares, (i) since PacifiCorp has transferred more shares than they have paid for and (ii) since PacifiCorp is not required to exercise the PacifiCorp Warrants. Please advise.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-3

4. Under SFAS 7, as a development stage company, you are required to provide financial statements with cumulative amounts from inception. Since the cumulative column you present includes results from an unaudited interim period subsequent to the latest audited balance sheet date, your auditor's report does not need to make reference to this cumulative data. We note that the audit report on page F-3 refers to certain accompanying financial statements for the period from inception through December 31, 2005, that are not included in your financial statements. If your auditors continue to include such a reference in the audit report, you should include those statements.

Statement of Stockholders' Equity, page F-4

5. Please refer to prior comment 8. We note from your response that the shares issued to PacifiCorp represent shares of your common stock that are (a) issued but the holder must return all or part of those shares if specified conditions are not met, (b) considered legally outstanding under the laws of your state of incorporation (Nevada), and (c) entitled to full voting rights and dividends. You have not reflected the 60,584,260 common shares issued to PacifiCorp as outstanding in your statement of shareholders' equity. You refer to SFAS 123R and footnote 3 of EITF 96-18 as the accounting basis for your presentation. The referenced literature appears to discuss the date and method of valuing the common stock issued to PacifiCorp and not whether you should reflect those shares as legally outstanding. Our comment is requesting your analysis of why the number of issued and legally outstanding shares issued to PacifiCorp are not reflected as such in your balance sheet and statements of

shareholders' equity. Please revise or advise us why the current presentation is appropriate by including a sufficiently detailed discussion of your analysis of relevant accounting literature and include specific references to the literature that you considered and how you considered that literature in reaching your conclusion.

6. Please refer to prior comment 18. We note from page 3 that you will have 290,695,081 shares of common stock outstanding after the offering based upon 212,323,029 shares of common stock issued and outstanding as of August 28, 2006. On page F-6 the total number of common shares outstanding as of June 30, 2006 is 155,325,679. Your response referred us to your response to prior comment 8. In that response we noted no discussion of our prior request for information and disclosure. As such, we re-issue the following comment: Please tell us and disclose the nature of the transactions that resulted in an increase of 56,997,350 in the number of shares outstanding. Please refer to paragraph 41 of SFAS 128.

Note 1. Summary of Significant Accounting Policies, page F-9

Patents, page F-11

7. Please refer to prior comment 12. We note that you changed your accounting for the patent and the amounts paid to or on behalf of AMUC. The audit report and your disclosure refer to these items as changes in accounting methods or principles to "recognize the impact of the difficulties in raising significant amounts of capital since the reorganization." Under Paragraph 2(c) of SFAS 164 a change in accounting principle is defined as "a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted." It also includes "[a] change in the *method* of applying an accounting principle." Based upon your responses, it appears that you made these changes to correct errors in the previously issued financial statements as defined in paragraph 2(h) of SFAS 154. Please note that under paragraph 2(a) of SFAS 154, the definition of an accounting change specifically excludes the correction of an error in previously issued financial statements. If this is a correction of an error, then in accordance with paragraphs 25 and 26 of SFAS 154, you should restate your prior period financial statements for any errors in those financial statements discovered subsequent to their issuance and disclose that those financial statements have been "restated" along with a description of the nature of the error. In that case, you should also provide the additional disclosures required by paragraph 26 of SFAS 154. Otherwise, please tell us why these changes represent changes in accounting principles or methods as defined in SFAS 154, and include a discussion of the generally accepted accounting principle that was the basis for your prior accounting. Please also note that, if applicable, you should provide all of the disclosures required

      by paragraph 17 of SFAS 154, including the nature of and reason for the change in accounting principle, including an explanation of why the newly adopted accounting principle is preferable.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: via facsimile
      Phillip W. Offill, Jr., Esq.
      Godwin Gruber, L.L.P.